Exhibit 8.2

July 16, 2013

Board of Directors

Delanco MHC

Delanco Bancorp

Delanco Bank

(New) Delanco Bancorp, Inc.

615 Burlington Ave.

Delanco, New Jersey 08075

Board Members:

You have requested our opinion regarding certain New Jersey tax consequences to Delanco MHC (the “Mutual Holding Company”), Delanco Bancorp (the “Mid-Tier Holding Company”), Delanco Bank (the “Bank”), and (New) Delanco Bancorp, Inc. (the “Holding Company”) as a result of the conversion of the Mutual Holding Company, a federal chartered mutual holding company, into the capital stock form of organization (the “Conversion”) pursuant to the transactions described below. Capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan of Conversion and Reorganization (the “Plan”).

BACKGROUND

Our New Jersey tax opinion is in addition to the Federal Income Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP, which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Tax Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Tax Opinion; (2) current provisions of New Jersey law; (3) the Federal Tax Opinion referred to previously; (4) the understanding that only the specific New Jersey issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with your opinion; and (6) the assumption that the Conversion will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

STATEMENT OF FACTS

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company, and the Bank have adopted the Plan to provide for the conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. A new New Jersey stock corporation, the Holding Company, was incorporated on June 3, 2013 as part of the Conversion and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the Conversion.

The Plan will be affected as follows:

1.	The Mid-Tier Holding Company will establish the Holding Company as a first-tier, New Jersey- chartered stock holding company subsidiary.

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2.	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC merger”). The members of the Mutual Holding Company will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

3.	Immediately after the MHC merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the members of the Mutual Holding Company immediately prior to the Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account, and the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

4.	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale its common stock in the Offering.

5.	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank and the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the Common Stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. In turn, the Bank will hold the Bank Liquidation Account. The terms of the Liquidation Account and the Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

All of the then-outstanding shares of Mid-Tier Holding Company Common Stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that, after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held Mid-Tier Holding Company Common Stock immediately prior to the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares. Immediately following the Mid-Tier Merger, additional shares of Holding Company Common Stock will be sold to depositors, certain borrowers, former shareholders of the Bank and Mid-Tier Holding Company and to members of the public in the Offering.

As a result of the Mid-Tier Merger and the MHC Merger, the Holding Company will be a publicly-held corporation; will register the Holding Company Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the MHC Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to depositors of the Bank who have account balances of $50.00 or more as of the close of business on April 30, 2012 (“Eligible Account Holders”); depositors of the Bank who have account balances of $50.00 or more as of the close of business on the Supplemental Eligibility Record Date (“Supplemental Eligible Account Holders”); and depositors of the Bank as of the Voting Record Date (other than

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Eligible Account Holders and Supplemental Eligible Account Holders) and borrowers of the Bank as of November 14, 1994, whose borrowings remain outstanding as of the Voting Record Date (collectively, “Other Members”). Subscription rights are nontransferable. The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the subscription offering, if any, for sale in a community offering to certain members of the general public.

The Federal Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP states that the MHC Merger and the Mid-Tier Merger both qualify as tax-free reorganizations within the meaning of Section 368(a)(l)(A) of the Internal Revenue Code (the “Code”) and Section 368(a)(l)(F) of the Code, respectively. In addition, no gain or loss will be recognized for federal tax purposes upon the receipt of assets under a number of Code sections, including Sections 361(a), 361(c), 357(a), 1032(a), and 354. Also, the holding period and basis of the assets will carry over to the new owners under a number of Code sections, including Sections 362(b) and 1223(2). The Federal Tax Opinion also states that shareholders will have short-term or long term capital gain or loss for federal tax purposes to the extent that the cash they receive as payment of cash to Minority Stockholders in lieu of fractional shares of Holding Company Common Stock differs from the basis allocable to such fractional shares, in accordance with Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

STATE INCOME TAX LAW

NEW JERSEY CORPORATION BUSINESS TAX

The New Jersey Corporation Business Tax is imposed on all domestic and foreign corporations that derive receipts from sources in New Jersey or engage in contacts in New Jersey, in addition to those that have or exercise a corporate franchise, do business, employ or own capital, property or maintain an office in New Jersey. NJ. REV STAT.§ 54:10A-2. The term “corporation” is defined as any corporation, joint-stock company, association, or any business conducted by a trustee or trustees wherein interest or ownership is evidenced by a certificate of interest, ownership or similar written instrument, any other entity classified as a corporation for Federal income tax purposes, and any state or Federally chartered building and loan association or savings and loan association. N.J. REV. STAT.§ 54:10A-4(c). As of January 1, 2002, New Jersey has repealed the savings institution tax formerly imposed on certain financial institutions, and accordingly has subjected financial institutions to the Corporation Business Tax.

The starting point in computing the tax base of the New Jersey Corporation Business Tax is entire net income, which is defined as follows:

...total net income from all sources, whether within or without the United States, and shall include the gain derived from the employment of capital or labor, or from both combined, as well as profit gained through a sale or conversion of capital assets.

For the purpose of this act, the amount of a taxpayer’s entire net income shall be deemed prima facie to be equal in amount to the taxable income, before net operating loss deduction and special deductions, which the taxpayer is required to report, or, if the taxpayer is classified as a partnership for Federal tax purposes, would otherwise be required to report, to the United States Treasury Department for the purpose of computing its Federal income tax, provided however, that in the determination of such entire net income…

N.J. REV. STAT.§ 54:10A-4(k).

Accordingly, the Federal taxable income reported by the taxpayer generally is the starting point for determining New Jersey Corporation Business Tax. Federal taxable income is then subject to various state-specific addition and subtraction modifications, which primarily appear within the definition of “entire net income”. None of these modifications relate to Federal nonrecognition rules applicable to reorganizations.

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While reorganizations pursuant to IRC Section 368 have not been specifically addressed by statute or regulation, the Division has noted that the fact that reorganization is tax-free at the Federal level is not necessarily controlling for State tax purposes. See State Tax News, Department of Treasury, Division of Taxation, Fall 1995. The Division stated that it was possible that there would be New Jersey state tax liability upon the withdrawal or merger of a New Jersey corporation with a foreign corporation not authorized to do business in the State under the above circumstances. The Division also cited to the following authority supporting its position: (i) NJ. REV. STAT.§ 54:50-13 (requiring payment of taxes by an entity prior to merging or consolidating into another entity); (ii) NJ. REV. STAT.§ 54:10A- 4(k)(3) (which allows the commissioner to properly reflect the entire net income of any taxpayer, determine the year or period in which any item of income or deduction shall be included, without being limited to the method of accounting employed by the taxpayer) and (iii) NJ Admin Code tit. 18, § 18:7-14.17, dealing with tax clearance certificates. It appears that this policy to disregard the Federal treatment of reorganization for state tax purposes is restricted to situations where an entity that is part of a reorganization is merged or consolidated out of existence without paying tax that is owed to New Jersey. Barring this type of situation, New Jersey should conform to the nonrecognition treatment of transactions that qualify under IRC Sections 368(a)(1)(A), 368(a)(1)(F) or 368(a)(2)(E). In addition, as the Federal Opinion does not address the effect of several IRC sections on the Conversion and Offering, including IRC Sections 361 (nonrecognition of gain or loss to corporations in certain reorganizations), 357 (involving the assumption of liabilities in nonrecognition transactions), 354 (nonrecognition of gain or loss on exchanges of stock and securities in certain reorganizations), 356 (involving receipt of additional consideration), 358 (basis to distributees) 1032 (tax-free exchanges of a corporation’s stock for property), 1223 (the applicable holding period of property) and 362 (basis to corporations), all of which may be implicated in determining the effects of Section 368(a)(1)(A), 368(a)(1)(F) and/or 368(a)(2)(E) transactions, we specifically express no opinion on the effect of these IRC sections for purposes of the New Jersey Corporation Business Tax treatment of the Conversion and Offering. However, the New Jersey Corporation Business Tax should conform to each of these IRC sections. There are no modifications or other adjustments in the New Jersey statutes and regulations that should change the Federal tax treatment required by these IRC sections.

The Division addresses the treatment of nonrecognition transactions under IRC Section 351 in a regulation that states: “No adjustment to Federal taxable income is permitted under this rule for... [g]ains or losses not recognized for Federal income tax purposes under Section 351 or similar sections of the Internal Revenue Code but only to the extent that recapture or other provisions of the Code are not paramount to these sections.” N.J. ADMIN. CODE tit. 18, § 18:7-5.4(a).1. Accordingly, New Jersey should conform to the nonrecognition treatment of IRC Section 351 transactions. Inaddition, as the Federal Opinion does not address the effect of several IRC sections on the Conversion and Offering, including IRC Sections 1012 (general basis rule equal to cost), 358, 1032, 1223 and 362 as cited above, all of which may be implicated in determining the effects of IRC Section 351 transactions, we specifically express no opinion on the effect of these IRC sections for purposes of the New Jersey Corporation Business Tax treatment of the Conversion and Offering. However, the New Jersey Corporation Business Tax should conform to each of these IRC sections. As above, there are no modifications or other adjustments in the New Jersey statutes and regulations that should change the Federal tax treatment required by these IRC sections.

NEW JERSEY STATE GROSS INCOME TAX

The New Jersey State Gross Income Tax is imposed on the New Jersey gross income of individuals, estates and most trusts. NJ. REV. STAT.§ 54A:2-1. New Jersey gross income is comprised of various types of income, including net gains or net income, less net losses, derived from the sale, exchange or other disposition of property. N.J. REV. STAT.§ 54:5-1.c. Net gains or income from the disposition of property are determined in accordance with the method of accounting allowed for Federal income tax purposes. Id. For the purpose of determining gain or loss, the basis of property is generally, the adjusted basis used for Federal income tax purposes. Id The statute explicitly excludes Federal nonrecognition transactions from the scope of the term “net gains or net income.” Id. This provision precludes the imposition of New Jersey Gross Income Tax on IRC Section 351 transactions that result in tax-free treatment. In addition, certain reorganizations are excluded from the term “sale, exchange or other disposition.” Id. The term “reorganization” includes the following types of transactions:

•	“A statutory merger or consolidation,” which is a reorganization under IRC Section 368(a)(1)(A). NJ. REV. STAT.§ 54A:S-1.c(i).

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•	“A mere change in identity, form, or place of organization however effected,” which is a reorganization under IRC Section 368(a)(1)(F). N.J. REV. STAT.§ 54A:5-1.c(vi).

•

“A transaction otherwise qualifying under [N.J. REV. STAT.§ 54A:5-1.c(i)] shall not be disqualified by reason of the fact that stock of a corporation (referred to in this subclause as the “controlling corporation’’) which before the merger was in control of the merged corporation is used in the transaction, if after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation,” which describes a reorganization under IRC Section 368(a)(2)(E). N.J. REV. STAT.§ 54A:5-1.c(viii).

Finally, the taxpayer’s basis for stock or securities received in an exchange or conversion is the same as the taxpayer’s actual or attributed basis for the stock, securities or property surrendered in exchange therefore. N.J. REV. STAT.§ 54A:5-1.c.

Accordingly, a taxpayer that is a party to a transaction that qualifies for nonrecognition treatment of transactions that qualify under IRC Sections 351, 368(a)(1)(A), 368(a)(1)(F) or 368(a)(2)(E) should be subject to tax-free treatment under the New Jersey Gross Income Tax, except to the extent a taxpayer receives cash in lieu of a shareholder interest in a stock. In addition, as the Federal Opinion does not address the effect of several IRC sections on the Conversion and Offering, including IRC Sections 354, 356, 358, 1032, 1223, 362 and 1012, all of which may be implicated in determining the effects of IRC Section 351, 368(a)(1)(A), 368(a)(1)(F) or 368(a)(2)(E) transactions, we specifically express no opinion on the effect of these IRC sections for purposes of the New Jersey Gross Income Tax treatment of the Conversion and Offering. However, the New Jersey Gross Income Tax should conform to each of these IRC sections. There are no modifications or other adjustments in the New Jersey statutes and regulations that should change the Federal tax treatment required by these IRC sections.

OPINION: It is our opinion that:

Application of New Jersey Corporation Business Tax and Gross Income Tax to the Conversion

1.	Pertaining to the Federal tax treatment of the MHC Merger, the MHC Merger qualifies as a reorganization within the meaning of IRC Section 368(a)(l)(A), and no Federal gain or loss is recognized by MHC, Mid-Tier Holding Company, or the Bank as a result of these transactions, and thus, such transactions should not result in any gain or loss by MHC, Mid-Tier Holding Company, or the Bank for purposes of the New Jersey Corporation Business Tax. New Jersey should conform to IRC Sections 368(a)(1)(A) and 368(a)(1)(F) and there are no specific modifications or adjustments that should alter conformity to these sections.

2.	As to the New Jersey tax treatment of the Depositors that receive interests in the liquidation account in the Bank following the MHC Merger, under federal opinion the Depositors of the Bank do not recognize a gain or loss on the issuance to them interests in the liquidation account of the Bank as a result of the MHC Merger, thus such issuance should not result in any New Jersey gain or loss by the Eligible Account Holders and Supplemental Eligible Account Holders to the extent such holders are subject to the New Jersey Gross Income Tax. The Federal tax consequences of the MHC Merger with respect to this issue are generally governed by IRC Section 354(a). New Jersey should conform to this IRC section, and there are no specific modifications or adjustments that should alter conformity to this section.

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3.	As to the New Jersey tax treatment of the Holding Company, Mid-Tier Holding Company, and the Bank as a result of the conversion of Mid-Tier Holding Company to a New Jersey chartered-stock holding company qualifying as a reorganization under IRC Section 368(a)(1)(F), and the MHC qualifying as a reorganization under IRC Section 368(a)(1)(A) should not result in any gain or loss for the purposes of the New Jersey Corporation Business Tax. New Jersey should conform to IRC Sections 368(a)(1)(A), and 368(a)(1)(F).

4.	As with the federal opinion dealing with the Federal tax treatment of the current shareholders of Mid-Tier Holding Company, the current shareholders of Mid-Tier Holding Company do not recognize any Federal gain or loss on the receipt of shares of common stock of the Company pursuant to the Bank Merger, except to the extent a shareholder receives cash in lieu of a share interest in the Company, then the transaction should not result in any New Jersey gain or loss by the shareholders to the extent such holders are subject to the New Jersey Gross Income Tax. The Federal tax consequences of the Bank Merger with respect to this issue are generally governed by IRC Section 354(a). New Jersey should conform to this IRC section and there are no specific modifications or adjustments that should alter conformity to this section.

5.	With respect to its sale of common stock in the Offering company recognizes no federal gain or loss on its receipt of cash in exchange for the Company’s common stock the transaction should not result in any gain or loss by the Company for purposes of the New Jersey Corporation Business Tax. The Federal tax consequences of the Offering with respect to these issues are generally governed by IRC Section 1032(a). New Jersey should conform to this IRC section and there are no specific modifications or adjustments that should alter conformity to this section.

6.	As to the New Jersey tax treatment of Depositors receiving and exercising subscription rights in conjunction with the Offering, it is more likely than not that the fair market value of the subscription rights to purchase common stock is zero, and no gain or loss is recognized by Eligible Account Holders, Supplemental Eligible Account Holders and other Depositors upon the distribution to them of nontransferable subscription rights to purchase shares of the Company’s common stock, then the transaction, more likely than not, would not result in any gain or loss by the Eligible Account Holders, Supplemental Eligible Account Holders and other Depositors to the extent such holders and depositors are subject to the New Jersey Gross Income Tax. If the fair market value of the subscription rights is not zero, and the Eligible Account Holders, Supplemental Eligible Account Holders and other Depositors realize and recognize gain in the amount of the fair market value of the subscription rights then the transaction should result in New Jersey gain by the Eligible Account Holders, Supplemental Eligible Account Holders, and other Depositors to the extent such holders and depositors are subject to the New Jersey Gross Income Tax. The Federal tax consequences of the Offering with respect to this issue are generally governed by IRC Section 356(a). New Jersey should conform to this IRC section, and there are no specific modifications or adjustments that should alter conformity to this section.

The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events after the Conversion or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal Tax Opinion. If the facts and conditions are not entirely complete or accurate, it is imperative that we be informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the State of New Jersey, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service, or the State of New Jersey, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Conversion, the members of the Mutual Holding Company, and other investors who purchase stock pursuant to the Conversion, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

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CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Board of Governors of the Federal Reserve System and to the Holding Company’s Registration Statement on Form S-1, as amended, as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1, as amended, under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal and Tax Opinions”.

Very truly yours,

/s/ Connolly, Grady, & Cha, P.C.

Connolly, Grady, & Cha, P.C.

Philadelphia, Pennsylvania